# M1 Finance LLC

# Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-69670 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: M1 Finance LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 N LaSalle St Ste 800
(No. and Street)

| Chicago | IL | 60601 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Lara McGregor | 224-526-4681 | l.mcgregor@m1finance.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

| 111 South Wacker Drive | Chicago | IL | 60606 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 34 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Michael Savino, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of M1 Finance LLC, as of 12/31, 2 21, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

EDWARD M GUEDIGUIAN
Official Seal
Notary Public - State of Illinois
My Commission Expires Dec 10, 2022

Signature: [signature]

Title:
COO

Notary Public [signature]

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ■ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Deloitte.

**Deloitte & Touche LLP**
111 South Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and the Board of Directors
M1 Finance LLC

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of M1 Finance LLC (the "Company") as of December 31, 2021, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Supplemental Information

The accompanying supplemental schedules (Schedule (h) - Computation of Net Capital Required for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities and Exchange Act of 1934, Schedule (j) - Computation for Determination of Customer Account Reserve Requirements for Brokers and Dealers Pursuant to Rule15c3-3 of the Securities and Exchange Act of 1934, Schedule (l) - Computation for Determination of PAB Reserve Requirements for Brokers and Dealers Pursuant to Rule15c3-3 of the Securities and Exchange Act of 1934, and Schedule (m) - Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities and Exchange Act of 1934) listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures

to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

March 25, 2022

We have served as the Company's auditor since 2021.

M1 FINANCE LLC
Statement of Financial Condition
As of December 31, 2021

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 2,732,720 |
| Accounts receivable, net | | 681,486 |
| Prepaid expenses and other assets | | 85,667 |
| Investment in securities | | 1,274,339 |
| Property and equipment, net | | 94,284 |
| **TOTAL ASSETS** | **$** | **4,868,496** |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| LIABILITIES | | |
| Accounts payable | $ | 244,763 |
| Accrued Expenses | | 1,157,470 |
| Other liabilities | | 269,833 |
| TOTAL LIABILITIES | | 1,672,066 |
| MEMBER'S EQUITY: | | |
| Capital contributions | | 6,187,460 |
| Retained earnings | | (2,991,030) |
| TOTAL MEMBER'S EQUITY | | 3,196,430 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | **$** | **4,868,496** |

The accompanying notes are an integral part of these financial statements.

M1 FINANCE LLC
Statement of Income
For the Year Ended December 31, 2021

| | |
|---|---|
| ***Revenue*** | |
| Margin Interest Income | $ 3,794,179 |
| Margin Interest Expense | (2,117,328) |
| Net Margin Interest | 1,676,851 |
| Securities Lending | 3,895,929 |
| Brokerage Account Fees | 997,975 |
| Trading | 467,301 |
| Other Interest Income | 83 |
| **Net Revenue** | **7,038,139** |
| | |
| ***Operating Expense*** | |
| Sales and Marketing | 5,718,674 |
| Operations | 1,747,712 |
| General & Administrative | 374,239 |
| **Total Expense** | **7,840,625** |
| | |
| Other Income and Expense | (392,341) |
| | |
| **Net Loss** | **$(1,194,827)** |

The accompanying notes are an integral part of these financial statements.

M1 FINANCE LLC
Statement of Cash Flows
For the Year Ended December 31, 2021

| | |
|---|---|
| **Cash Flows from Operating Activities** | |
| Net loss | $ (1,194,827) |
| Adjustments to reconcile net loss to net cash used in operation activities: | |
| Prepaid expenses and other assets | (78,948) |
| Accounts receivables | (481,835) |
| Investments in securities, at fair value | (29,018) |
| Accounts payable and accrued expenses | 1,389,594 |
| **Net cash used in operating activities** | **(395,034)** |
| **Cash Flows from Investing Activities** | |
| Purchases of property and equipment | (94,284) |
| **Net cash used in investing activities** | **(94,284)** |
| **Cash Flows from Financing Activities** | |
| Contributions from member | 2,384,650 |
| **Net cash provided by financing activities** | **2,384,650** |
| **Net increase in cash and cash equivalents** | **1,895,332** |
| **Cash and cash equivalents at beginning of year** | **837,388** |
| **Cash and cash equivalents at end of period** | **$ 2,732,720** |

The accompanying notes are an integral part of these financial statements.

M1 FINANCE LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2021

| | Capital Contribution | Retained Earnings | Total Member's Equity |
|---|---|---|---|
| **Balance December 31, 2020** | $ 3,802,810 | $ (1,796,203) | $ 2,006,607 |
| Contributions from member | 2,384,650 | - | 2,384,650 |
| Net Loss | - | (1,194,827) | (1,194,827) |
| **Balance December 31, 2021** | **$ 6,187,460** | **$ (2,991,030)** | **$ 3,196,430** |

The accompanying notes are an integral part of these financial statements.

## Note 1 – Summary of Significant Accounting Policies

### Organization and Nature of Operations

M1 Finance LLC (the "Firm") is a Delaware Limited Liability Company registered as an introducing broker-dealer with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Firm is a wholly owned subsidiary of M1 Holdings Inc. (the "Parent"). The first capital contribution was made in October 2015, from its sole member. The Firm maintains an online platform to automatically and intelligently build long-term savings and manage wealth through investments in New York Stock Exchange ("NYSE") and the National Association of Securities Dealers Automated Quotations Systems ("NASDAQ") securities for free.

The Firm does not engage in market making or firm commitment underwritings or provide investment advisory services to its customers. The Firm does not affect transactions in commodities, commodity futures or commodity options nor does it engage in any other non-securities business activities.

The Firm does not carry or maintain accounts for customers; handle or hold customer funds or securities; clear or settle securities transactions on behalf of customers; issue research reports regarding securities; permit its personnel to exercise discretion over customer accounts; or engage in market making. All trades are routed through the Firm's clearing firm, Apex Clearing Corporation ("APEX") and certain market makers. All trades are unsolicited and marked as not-held orders and executed in one or both of the Firm's daily trading windows.

### Financial Statement Presentation

The accounting policies and reporting practices of the Firm conform to the practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2021 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Note 1 – Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Firm has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business. The Firm maintains its operating cash in a bank checking account insured by the Federal Deposit Insurance Corporation. The Firm may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Firm has not experienced losses on these accounts, and management believes that the Firm is not exposed to significant risks on such accounts. The Firm also maintains three brokerage accounts with its clearing broker APEX.

Income Taxes

No provisions have been made for income taxes since the Firm is a single member limited liability company and is considered a disregarded entity for income tax purposes. The sole member is liable for income taxes based on the Firm's taxable income.

The Firm follows the recognition requirements for uncertain income tax positions as required by generally accepted accounting principles. Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax return, only when it is determined that the income tax position will more-likely-than-not be sustained upon examination by taxing authorities. The Firm has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Firm believes that income tax filing positions will be sustained upon examination and does not anticipate any adjustments.

Revenue Recognition

Net Margin Interest

Net Margin Interest consist of interest earned on margin loans to clients less interest expense incurred by the Firm to extend margin loans to the clients. Margin Interest is earned on an effective yield basis.

Security Lending Income

Security Lending Income consist of income earned on the Firm's fully paid security lending program. Rates on security lending program is driven by the market daily.

Brokerage Account Fees Revenue

The Firm charges its customers various account fees for transactions such as account closures, ACH returns, IRA terminations, and wire transfers. Account fees revenue is recognized on the transaction date as all performance obligations have been satisfied and the control and benefit of the transaction has been transferred at that point in time and collected monthly.

Trading Income

Trading Income primarily consists of revenue from payment of order flows. The Firm has entered into an agreement with clearing broker, APEX, and certain market makers to clear customer transactions. Under the agreements, the Firm receives order flow revenue on transactions executed by APEX and certain market makers for the Firm's customers. Order flow revenue is recognized on the trade date as all performance obligations have been satisfied and the control and benefit of the security has been transferred at that point in time and collected monthly

The scope of Topic 606 does not apply to revenue associated with financial instruments, and as a result, does not have an impact on the recognition of interest income or investment returns. Realized and unrealized gains and losses on securities owned are reported on a net basis in the statement of operations under "Other Income and Expense". Dividends and distributions received from securities owned are recognized as earned on the ex-dividend date.

Sales and Marketing

Sales and Marketing expenses consist of fees paid to customers for new customers bonuses and referrals.

Operations

Operation expenses include clearing expenses, customer verification expenses, annual IRA expense, negative account write offs, and various miscellaneous expenses related to brokerage operations.

General and Administrative

General and administrative expenses consist of legal and compliance expense, regulatory expense, audit expense, and consulting expense.

Investments in Securities

The Firm primarily executes trades on an agency basis. The Firm allows for fractional share purchases and maintains a fractional share account for limited principal trading. Securities transactions are recorded on the trade date, as if settled. Profit and loss arising from securities transactions are entered for the account and risk of the Firm, and are therefore recorded on a trade date basis. Marketable securities held by the Firm are classified as trading securities and valued at fair value.

Note 2 – Fair Value Measurements

FASB ASC Topic 820, and Fair Value Measurements, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels for the fair value hierarchy under FASB ASC Section 820-10, Fair Value Measurements and Disclosures ("ASC 820-10") are described below:

Level 1

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2

Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. At December 31, 2021, the Firm did not have any Level 2 or Level 3 inputs. At December 31, 2021, investments in securities of $1,274,339 consisted of equity securities and are classified as Level 1 securities.

Note 3 – Accrued Expense and Other Liabilities

Accrued Expense and Other Liabilities as of December 31, 2021, are composed of the following:

| | |
|---|---|
| Accrued Expenses | |
| Accrued Marketing Expense | $ 900,771 |
| Margin Interest Expense | 132,499 |
| Other accruals | 124,200 |
| **Total Accrued Expenses** | **$ 1,157,470** |
| Other Liabilities | |
| Clearing Liability | $ 258,470 |
| Unsecured Reserve Liability | 11,363 |
| **Total Other Liabilities** | **$ 269,833** |

Note 4 - Concentration of Risk

The Firm is engaged in brokerage activities in which counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Firm's policy to review, as necessary, the credit standing of each counterparty. For the year ended December 31, 2021, APEX was the only major counterparty that the Firm engaged in brokerage activities.

Note 5 - Net Capital Requirements

The Firm is subject to the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $250,000 at December 31, 2021, and the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. At December 31, 2021, the Firm had net capital of $2,689,869 which was$2,439,869 in excess of its required net capital of $250,000. The Firm's ratio of aggregated indebtedness to net capital was .62 to 1 at December 31, 2021.

Note 6 - Related Parties

The Firm has an expense agreement with its Parent whereby the Firm makes use of a portion of the Parent's office and support personnel which does not cause the Parent to incur significant, if any, additional costs and expenses. The Parent has adequate resources to incur and pay for such overhead costs in its ordinary course of business and per the expense agreement, the Firm is not required to repay such amounts to the Parent, nor do such amounts get allocated or recorded as additional paid-in capital to the Firm.

The Firm does record and pay for any and all expenses directly related to its operating activities as a registered Broker Dealer. In some cases, certain of these operating expenses that are directly related to

the Firm get funded by the Parent, yet these costs are recorded on the Statement of Operations of the Firm along with a related payable to Parent. In addition, certain affiliate payments pass-through the Firm and typically clear within 3 months. At December 31, 2021, the Firm had a payable to Parent and its affiliates of $173,847.

Note 7 - Commitments and Contingencies

There are no commitments or guarantees against the assets of the Firm and no contingencies regarding litigation or arbitration. The Firm is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2021 and through the date of this report there were no such claims.

Note 8 – Off-Balance-Sheet Credit Risk

In the ordinary course of business, securities transactions for brokerage clients are introduced by the Firm and cleared on a fully-disclosed basis through APEX. The agreement between the Firm and APEX provides that the Firm is obligated to assume any exposure related to nonperformance by its clients. These activities may expose the Firm to risk in the event the client is unable to fulfill its contractual obligations.

By permitting clients to receive loans on margin, the Firm is subject to risks inherent in extending credit, especially during periods of rapidly declining markets in which the value of the collateral held by the Firm could fall below the amount of the client's indebtedness. In the event a client fails to satisfy its obligations, the Firm may be required to sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Firm mitigates the risks associated with client margin activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. The Firm monitors required margin levels daily and requires customers to deposit additional collateral or reduce margin loans, when necessary. The Firm does not expect losses to be material to the Firm's financial condition, results of operations, or cash flows. However, in the case of unforeseen events, the Firm's actual result could materially differ from those anticipated

Note 9 - Clearing Agreement

The Firm is an introducing broker and clears all transactions for customers through an account with APEX.

Note 10 – Subsequent Events

The Firm's management has evaluated subsequent events through the date the financial statements were available to be issued, and has concluded that there are no significant subsequent events that would require adjustment to or disclosure in the financial statements.

# SUPPLEMENTAL SCHEDULES

M1 Finance LLC

Schedule (h): Computation of Net Capital Required for Brokers and Dealers Pursuant to Rule 15c3-1
Under the Securities and Exchange Act of 1934
December 31, 2021

| | | |
|---|---|---|
| COMPUTATION OF NET CAPITAL 2021 | | |
| Total member's equity qualified for net capital | $ | 3,196,430 |
| | | |
| Less Non-Allowable Assets | | |
| Receivables from Non-Clearing Brokers and Dealers | | 31,255 |
| Other Non-Allowable Assets | | 179,951 |
| Total Non-Allowable Assets | $ | 211,206 |
| | | |
| NET CAPITAL BEFORE HAIRCUTS | $ | 2,985,224 |
| | | |
| Less haircuts on securities: | | |
| | | |
| Equities | | 191,151 |
| Undue concentrations | | 104,204 |
| Total haircuts on securities | $ | 295,355 |
| | | |
| NET CAPITAL | $ | 2,689,869 |
| Minimum net capital requirement (6 2/3% of AI) | | 111,471 |
| Minimum dollar net capital requirement | | 250,000 |
| EXCESS NET CAPITAL | $ | 2,439,869 |
| | | |
| COMPUTATION OF AGGREGATE INDEBTEDNESS | | |
| Aggregate indebtedness - accounts payable and debt margin | $ | 1,672,066 |
| Ratio of aggregate indebtedness to net capital | | 0.62 to 1 |

There were no material differences exist between the amounts above, which are based on the audited financial statements, and amounts included in the Firm’s unaudited FOCUS report as of December 31, 2021, as filed on March 18, 2022.

M1 Finance LLC
Schedule (j)
Computation for Determination of Customer Account Reserve Requirements for Brokers and Dealers
Pursuant to Rule15c3-3 of the Securities and Exchange Act of 1934
December 31, 2021

The Firm is exempt from Rule 15c3-3 under paragraph (k) (2) (ii). The Firm clears all transactions with and for customers on a fully disclosed basis with Apex Clearing Corporation, and promptly transmits all customer funds and securities, to Apex Clearing Corporation, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

M1 Finance LLC
Schedule (I)
Computation for Determination of PAB Reserve Requirements for Brokers and Dealers Pursuant to Rule15c3-3 of the Securities and Exchange Act of 1934
December 31, 2021

The Firm is exempt from Rule 15c3-3 under paragraph (k) (2) (ii). The Firm clears all transactions for customers on a fully disclosed basis with Apex Clearing Corporation, and does not perform proprietary trading or hold any proprietary securities or cash of other broker-dealers, which carries all pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

M1 Finance LLC

Schedule (m)

Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities and Exchange Act of 1934

December 31, 2021

The Firm is exempt from the possession and control requirements of Rule 15c3-3 under paragraph (k) (2) (ii). The Firm clears all transactions for customers on a fully disclosed basis with Apex Clearing Corporation, and promptly transmits all customer funds and securities to Apex Clearing Corporation, which carries all pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Member and the Board of Directors
M1 Finance LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) M1 Finance LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2021, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

March 25, 2022

M1 Finance LLC
200 N Lasalle St Ste 800
Chicago, Il 60601

M1 Finance LLC's Exemption Report

M1 Finance LLC (the "Firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

M1 Finance LLC

I, Michael Savino, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: M Savino

Michael Savino
Title: COO
February 25, 2022